Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2005	2006	2005
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$40,762	$39,928	$33,925	$44,210
Fixed charges (net of interest capitalized)	15,528	15,958	29,851	31,039
Distribution of earnings from unconsolidated affiliates	—	—	—	8,503

Total Earnings	$56,290	$55,886	$63,776	$83,752

Fixed Charges and Preference Dividends
Interest expense	$15,083	$15,387	$28,961	$30,005
Interest capitalized	—	444	—	799
Amortization of premiums, discounts, and debt issuance costs	445	571	890	1,034

Total Fixed Charges	15,528	16,402	29,851	31,838
Dividends on convertible perpetual preferred stock (pretax)	5,757	—	11,256	—

Total Fixed Charges and Preference Dividends	$21,285	$16,402	$41,107	$31,838

Ratio of Earnings to Fixed Charges	3.63	3.41	2.14	2.63

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.64	3.41	1.55	2.63

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